SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2011

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Translation of registrant’s name into English)

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Item 1 below is Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2010, which should be read together with the financial statements set forth in Item 3 below.

Item 2 below sets forth management’s conclusions with respect to DHT Holdings, Inc.’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the “Exchange Act”), management’s report on internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), the attestation of Ernst & Young AS regarding the assessment by management of DHT Holdings, Inc.’s internal control over financial reporting and changes in DHT Holdings, Inc.’s internal control over financial reporting.

Item 3 below sets forth the consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, together with the notes to such consolidated financial statements and the related reports of Ernst & Young AS, an independent registered public accounting firm.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the heading “Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	DHT Maritime’s and its subsidiaries’ ability to repay the secured credit facility;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of Newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Item 1:	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements, and the related notes included in Item 2 to this Form 6-K.  All references herein to “$” and “dollars” refer to U.S. dollars, and are expressed in thousands except for shares and per share data except as otherwise indicated.

EXPLANATORY NOTE

On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands.  On March 1, 2010, DHT Maritime, Inc., a Marshall Islands corporation, effected a series of transactions, or the “Transactions,” that resulted in DHT Holdings, Inc. becoming the publicly held parent company of DHT Maritime, Inc.  As a result, DHT Holdings, Inc. became the successor issuer to DHT Maritime, Inc. pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended.  In connection with the Transactions, each stockholder of DHT Maritime, Inc. common stock on March 1, 2010 received one share of DHT Holdings, Inc. common stock for each share of DHT Maritime, Inc. common stock held by such stockholder on such date.  Following the Transactions, shares of DHT Maritime, Inc. no longer traded on The New York Stock Exchange, or “NYSE.”  Instead, shares of DHT Holdings, Inc. common stock now trade on the NYSE under the ticker symbol “DHT,” which was the same ticker symbol of DHT Maritime, Inc.

Unless we specify otherwise, all references and data herein to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet, or the “Initial Vessels” that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005, and the two Suezmax tankers we acquired subsequent to our IPO.  Unless we specify otherwise, all references herein to “we,” “our,” “us” and “company” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares.  All references herein to “DHT Maritime,” refer to DHT Maritime, Inc.  The shipping industry’s functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.

BUSINESS

On October 18, 2005, we acquired the seven vessels comprising the Initial Vessels.  We have chartered these Initial Vessels to subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” under time charters for minimum terms of five to six and one-half years.  In addition to the base rate under the charters, we also have the opportunity to earn additional hire through profit sharing agreements. The charters commenced on the delivery of the vessels to us.  The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of four, six or eight years, depending on the vessel, from the initial expiration date.  On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For two of the vessels, the charters were extended for 18 months after the initial charter periods expiring in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.  On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmaxes tankers and upon delivery bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively.  On December 8, 2010, we entered into an agreement to acquire a 1999 built very large crude carrier, or “VLCC,” for $55,000 to be named DHT Phoenix.  The vessel is expected to be delivered in the first quarter of 2011 and DHT has paid a deposit in an amount of $5,500.  We previously entered into ship management agreements with a subsidiary of OSG for the technical management of our Initial Vessels that substantially fixed our operating expenses (excluding insurance premiums and vessel taxes).  However, effective January 16, 2009, we entered into new technical management agreements with the same subsidiary of OSG, under which we pay the actual cost related to the technical management of the Initial Vessels as well as a fixed management fee for the services provided.  We expect that for so long as our chartering arrangements are in place with OSG, a significant portion of our revenues will be generated from time charter and bareboat payments made to us by subsidiaries of OSG.  However, we intend to acquire further vessels and these vessels may or may not be on period charters.  The DHT Phoenix is expected to be operated in the Tankers International Pool, which is the same pool in which OSG operates our other VLCCs. We will pay the actual cost related to the technical management of the DHT Phoenix. Under the bareboat charters for our two Suezmaxes tankers, the charterer is responsible for paying all operating costs associated with the vessels.  Accordingly, we do not incur any operating expenses associated with these vessels.  In addition, under our bareboat charters, we will continue to receive the basic bareboat charter rate even during such periods that the vessel is not able to operate.  As long as our Initial Vessels subject to time charters are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters and bareboat charters.

FACTORS AFFECTING OUR RESULTS

The principal factors that affect our results of operations and financial condition include:

●	the basic charter rate that we are paid under our charters;

●	the amount of additional hire that we receive under our charter arrangements;

●	with respect to our Initial Vessels, the number of off hire days during which we will not be entitled, under our charter arrangements, to receive either the basic charter rate or additional hire;

●	the required capital expenditures related to our vessels;

●	the amount of vessel operating expenses;

●	our insurance premiums and vessel taxes;

●	our vessels’ depreciation and potential impairment charges;

●	our general and administrative and other expenses;

●	our interest expense including any interest swaps we may enter;

●	the revenues and vessel operating expenses associated with the DHT Phoenix and any future vessel acquisitions; and

●	general market conditions when existing charters expire.

Currently, our revenues are principally derived from the time charters and bareboat charters with subsidiaries of OSG to which all our vessels as of December 31, 2010 have been chartered.  Unless extended further by OSG, the charters for our Initial Vessels will expire in 2012 and 2013.  Also, we intend to acquire further vessels and such vessels may or may not be on period charters.  In addition, the amount of additional hire that we receive under our current charter arrangements is dependent on the revenues generated by our vessels.  These revenues are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy.  The number of vessels is affected by the construction of new vessels and by the removal of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values.

Our expenses consist primarily of vessel operating expenses, interest expense, depreciation expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses.  With respect to our Initial Vessels, our vessel-owning subsidiaries previously entered into ship management agreements with Tanker Management Ltd. , or “Tanker Management”, a subsidiary of OSG, under which it was responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line, or “Drydocking”, stores and supplies and lubricating oils.  Under these agreements, we paid a fixed daily fee (subject to a 2.5% annually increase after October 2007) for the cost of vessels’ operations, including scheduled Drydockings, for each vessel.  Effective January 16, 2009, we entered into new technical management agreements with Tanker Management according to which we pay the actual cost of the vessels’ operations, including Drydocking, and a fixed annual management fee for the technical management of the Initial Vessels.

The charterers of each of our vessels as of December 31, 2010 pay us charter hire monthly in advance with additional hire, if any, paid quarterly in arrears.  We pay daily vessel operating expenses under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

Our future results will also depend upon the general market conditions when our existing charter contracts expire.  OSG has the option to extend the charters of our Initial Vessels at prevailing market rates at the time plus five per cent provided that such amount may not exceed the current base rates.  If OSG elects to extend the charters, the profit sharing element will continue; however, if OSG does not extend the charters, our revenue generating capabilities will depend on the spot and/or period market at the time our vessel(s) are redelivered to us.  Our two Suezmax vessels are on fixed rate bare boat charters that will expire in 2014 and 2018, and OSG does not have the option to extend these charters.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2009 and 2010 have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2010, included as Item 2 to this Form 6-K.

Revenue Recognition

Our Initial Vessels are on time charters to subsidiaries of OSG.  Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

In addition to the base hire from the time charters, our Initial Vessels have generated revenue from additional hire by operating in pools.  In such pools, shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.  For vessels operating in pools shipping revenues are substantially the same as time charter equivalent revenues.

Our three VLCCs participate in the Tankers International Pool, our two Suezmaxes tankers participate in the Suezmax International Pool and two of our four Aframaxes tankers participate in the Aframax International Pool.  Each of these pools generate a majority of its revenue from voyage charters.  Within the shipping industry, there are two methods used to account for voyage revenues: (1) ratably over the estimated length of each voyage and (2) completed voyage.  The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we participate.  Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.  In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis.  Since, at the time of discharge, management of each of the pools generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.  Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.  Each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We acquired our two Suezmaxes tankers on December 4, 2007 and January 28, 2008, respectively.  These vessels are on bareboat charters to subsidiaries of OSG.  Revenues from bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

Vessel Lives and Impairment

With respect to our Initial Vessels, the carrying value of each vessel represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment, if any.  In the tanker shipping industry, a 25-year life is most commonly used.  The actual life of a vessel may be different and the useful life of the vessels are reviewed at year end, with the effect of any changes in estimate accounted for on a prospective basis.  We have evaluated the impact of the revisions to Regulation 13G under the International Convention for the Prevention of Pollution from Ships, that became effective April 5, 2005 and the European Union regulations that went into force on October 21, 2003 on the economic lives assigned to the fleet.  Because the fleet consists of modern, double hull vessels, the revised regulations do not directly affect any of our vessels.  If the economic lives assigned to the tankers prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods as a result of a reduction in the useful lives of any affected vessels.

With respect to our two Suezmaxes tankers, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment, if any.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In such instances the vessel is considered impaired and is written down to its recoverable amount.  This assessment is usually made at the individual vessel level. However, impairment test can be performed on a fleet wide basis for example when the vessels are dependent on profit sharing on a fleet wide basis.

In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The most important assumptions in calculating the present value of the future cash flows of our vessels, or  “value in use”, are future charter rates, ship operating expenses and the discount rate. Reasonable changes in the assumptions for the discount rate and/or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels.

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock that is subject to vesting conditions. Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period. The fair value of restricted common stock that vest based on continued employment/office only are considered to be equal to the fair market value of common stock at the grant date. For restricted stock granted in May 2010 and May 2009 that vest due to both continued employment and market conditions, the calculated fair value at grant date was valued at 62% of the fair value of the common stock using a Monte Carlo simulation. For restricted stock granted in September 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 31.5% for 150,000 shares and 40% for 150,000 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 37.5%, based on historical volatility.

RESULTS OF OPERATIONS

All figures are presented in accordance with IFRS, as issued by the IASB.

Income from Vessel Operations

Shipping revenues decreased by $12,895, or 12.6%, to $89,681 in 2010 from $102,576 in 2009.  This decrease was attributable to lower freight markets in 2010 which resulted in no additional hire being earned in 2010. Shipping revenues decreased by $12,027, or 10.5%, to $102,576 in 2009 from $114,603 in 2008.  This decrease was attributable to lower freight markets in 2009 which reduced additional hire.

Vessel expenses increased by $187 in 2010, to $30,221 from $30,034 in 2009. Vessel expenses increased by $8,625 in 2009, to $30,034 from $21,409 in 2008, primarily as a result of the new technical management agreements we entered into with OSG effective January 16, 2009, under which we pay the actual cost related to the technical management of the Initial Vessels.

Depreciation and amortization increased by $1,630 in 2010, to $28,392 from $26,762 in 2009 and by $814 in 2009 from $25,948 in 2008 principally as a result of Drydocking expenses being capitalized and amortized over the period to the next estimated Drydocking.

General and Administrative Expenses

General and administrative expenses increased by $3,281 to $7,869 in 2010 from $4,588 in 2009. The increase in 2010 is mainly due to expenses  related to our corporate restructuring, legal costs related to the resolution of the proxy contest related to our 2010 annual meeting of stockholders, and changes in management. General and administrative expenses declined by $178 to $4,588 in 2009 from $4,766 in 2008.

General and administrative expenses for 2010, 2009 and 2008 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses. 2010 includes the cost related to the departure of the former CEO totaling $900 plus a total of 159,706 shares.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Interest expense declined by $4,652 to $13,478 in 2010 from $18,130 in 2009 and by $3,774 to $18,130 in 2009 from $21,904 in 2008.  This decline was primarily due to the principal repayment of $50,000 in June 2009 and $28,000 in February 2010 under our secured loan facility agreement, as amended, or the “Secured Loan Facility Agreement,” with The Royal Bank of Scotland, or “RBS,” as well as the expiration of an interest rate swap in the notional amount of $194,000 in October 2010.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry.  We financed the acquisition of our Initial Vessels with the net proceeds of our IPO, borrowings under our secured credit facility and through the issuance of shares of our common stock to a subsidiary of OSG.  We financed the acquisition of the Overseas Newcastle on December 4, 2007, and the Overseas London on January 28, 2008, with borrowings under the secured credit facility.  We expect to finance the acquisition of the DHT Phoenix with cash and a credit facility from one or more banks. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under the secured credit facility.  We fund our working capital requirements with cash from operations.  We collect our charter hire from our nine current vessels monthly in advance and pay our estimated vessel operating costs monthly in advance.  We receive additional hire, if any, quarterly in arrears.

Since 2008, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  Dividends are subject to the discretion of our board of directors.

Operating period	Total payment	Per share	Record date	Payment date
Jan. 1-March 31, 2008	$9.8 million	$0.25	May 30, 2008	June 11, 2008
April 1-June 30, 2008	$9.8 million	$0.25	Sept. 15, 2008	Sept. 24, 2008
July 1-Sept. 30 2008	$11.8 million	$0.30	Dec. 2, 2008	Dec. 11, 2008
Oct. 1-Dec. 31, 2008	$11.8 million	$0.30	Feb. 26, 2009	March 5, 2009
Jan. 1-March 31, 2009	$12.2 million	$0.25	June 3, 2009	June 16, 2009
April 1-June 30, 2009	—	—	—	—
July 1-Sept. 30, 2009	—	—	—	—
Oct. 1-Dec. 31, 2009	—	—	—	—
Jan. 1-March 31, 2010	$4.9 million	$0.10	May 31, 2010	June 8, 2010
April 1-June 30, 2010	$4.9 million	$0.10	Sept. 9, 2010	Sept. 17, 2010
July 1-Sept. 30, 2010	$4.9 million	$0.10	Nov. 11, 2010	Nov. 22, 2010

We believe that cash flow from our charters in 2011 will be sufficient to fund the interest payments under our secured credit facility.  We funded the acquisition of the Overseas Newcastle for $92,700 on December 4, 2007, and the acquisition of the Overseas London for $90,300 on January 28, 2008, with borrowings under the secured credit facility with RBS, which was increased from $401,000 to $420,000 in 2007.  Following this increase, we were required to make a principal repayment of $75,000 no later than December 31, 2008.  We repaid the $75,000 in October 2008 with cash on hand including proceeds from the issuance of 9.2 million new shares in April and May 2008 for net proceeds of $91,400.  We repaid a further $50,000 in June 2009 with cash on hand including proceeds from the issuance of 9.4 million new shares of common stock in April 2009 for net proceeds of approximately $38,400. We repaid a further $28,000 in April 2010 with cash on hand.

The Secured Loan Facility Agreement contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility is less 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference is required to be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers. As of December 31, 2010, DHT Maritime’s borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps was $272,300.  The charter-free market value of the vessels that secure our secured credit facility was estimated to be $374,500 as of December 31, 2010, providing a ratio of 137.5%.  The value of our vessels was determined on a “willing seller and willing buyer” basis by two independent third parties. As a result, we were in compliance with the financial covenants contained in the Secured Loan Facility Agreement as of December 31, 2010.  As an example a 10% decline in the charter-free value of our vessels would result in a ratio of 123.8% and we would still be in compliance with the financial covenants contained in the Secured Loan Facility.

Working capital, defined as total current assets less total current liabilities, at December 31, 2010 was $46,144 compared with $50,024 at December 31, 2009.  The decline in working capital in 2010 was primarily due to the decline in cash and cash equivalents as a result of debt repayment in February 2010.  Working capital at December 31, 2009 was $50,024 compared with $43,761 at December 31, 2008. The improvement in working capital in 2009 was primarily due to the equity offering in April 2009, with net proceeds of $38,400. Working capital at December 31, 2008 was $43,761 compared to a negative $75,821 at January 1, 2008. The improvement in working capital in 2008 was primarily due to the equity offering in April 2009, with net proceeds of $91,426 and issuance of long term debt of $90,300.  At December 31, 2008, additional hire related to the period from October 1, 2008 through December 31, 2008, which amounted to $8,791, had not been received from our charterers.  At December 31, 2009, all additional hire had been received from the charterers. In 2010 there was no additional hire.

Net cash provided by operating activities was $34,266 in 2010 compared to $54,604 in 2009.  This decline was primarily attributable to lower additional hire in 2010 from our Initial Vessels OSG operates in pools and higher general and administrative expenses.  Net cash provided by operating activities was $54,604 in 2009 compared to $64,882 in 2008.  This decline was primarily attributable to lower additional hire in 2009 from our Initial Vessels OSG operates in pools and higher vessel expenses. Net cash used in investing activities was $5,620 in 2010 compared to $5,411 in 2009.  Net cash used in investing activities was $5,411 in 2009 compared to $81,185 in 2008.  The decline in 2010 and 2009 compared to 2008 was primarily attributable to the acquisition of a Suezmax tanker in 2008. Net cash used by financing activities was $42,741 in 2010, $35,549 in 2009 and $64,958 provided in 2008.  In 2010 we paid cash dividends of $14,741 and repaid $28,000 under the secured credit facility. In 2009 we issued common stock with total proceeds of $38,400 while we paid cash dividends of $23,949 and repaid $50,000 under the secured credit facility.  In 2008 we issued common stock with total proceeds of $91,426 and we issued long term debt of $90,300 while we paid cash dividends of $41,902 and repaid $75,000 under the secured credit facility. We had $266,000 of total debt outstanding at December 31, 2010, compared to $294,000 at December 31, 2009, $344,000 at December 31, 2008 and $327,363 at January 1, 2008.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2010, our long-term contractual obligations were as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$6,459	$10,772	$30,183	$38,602	$38,213	$164,916	$289,144
DHT Phoenix Commitment (2)	$49,500	—	—	—	—	—	—

(1)
Amounts shown include contractual interest obligations on $266,000 of debt outstanding under the secured credit facility.  The interest obligations have been determined using a LIBOR of 0.30% per annum plus margin with regards to $201,000 based on the interest that was effective on this portion of the loan as of December 31, 2010 and an interest rate of 5.95% per annum with regards to $65,000 based on the five year interest rate swap arrangement that was effective as of December 4, 2007. The interest on the balance outstanding is payable quarterly and the principal is payable with quarterly installments as follows: one installment of $259 on July 18, 2012, two quarterly installments of $4,037 from October 18, 2012 to January 18, 2013, one installment of $4,416 on April 18, 2013, sixteen quarterly installments of $9,075 from July 18, 2013 to April 18, 2017 and a final payment of $108,050 on July 18, 2017.

(2)
On December 8, 2010, we entered into an agreement to acquire a 1999 built VLCC for $55,000 to be named DHT Phoenix which is expected to be delivered in the first quarter of 2011.  We have paid a deposit of $5,500 related to this acquisition and we expect to finance the remainder of the purchase price with approximately $22,000 in cash and $27,500 from borrowings from one or more commercial banks to be determined.

For our current nine vessels we collect our charter hire monthly in advance and pay the estimated vessel operating expenses monthly in advance.  To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears.  Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our vessel operating expenses, vessel capital expenditures, interest payments and other financing costs under the secured credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include repayment of the principal balance of the secured credit facility.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  We have managed a portion of this this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts.  We use such derivative financial instruments as risk management tools and not for speculative or trading purposes.  In addition, the counterparties to these derivative financial instruments are large and reputable financial institutions in order to manage exposure to nonperformance by counterparties.

As of December 31, 2010, we are party to one floating-to-fixed interest rate swap with a notional amount of $65,000 pursuant to which we pay a fixed rate of 5.95% including the applicable margin and receive a floating rate based on LIBOR.  The swap expires on January 18, 2013.  As of December 31, 2010, we recorded a liability of $6,289 relating to the fair value of the swap.  The change in fair value of the swaps in 2010 has been recognized in our income statement.  The fair value of interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.

Like most of shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF COST INCREASES

Until January 16, 2009, we paid a fixed cost for the technical management of the vessels.  However, under our vessels’ new ship management agreements, effective January 16, 2009, we are required to pay the actual costs associated with the technical management of the vessels.  As a result, the cost of the technical management of the vessels for 2009 and 2010 and in the future will reflect the effects of cost increases.  Vessel operating expenses will also be impacted by the acquisition of the DHT Phoenix and any future vessel acquisitions.

OFF BALANCE SHEET ARRANGEMENTS

With the exception of the above mentioned interest rate swap, we do not currently have any liabilities, contingent or otherwise, that we would consider to be off balance sheet arrangements.

THE SECURED CREDIT FACILITY

The following summary of the material terms of the secured credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement.  Because the following is only a summary, it does not contain all information that you may find useful.

General

We are a holding company and have no significant assets other than the equity interests in our subsidiaries.  DHT Maritime’s subsidiaries own all of our vessels, and payments under our charters are made to DHT Maritime’s subsidiaries.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401,000 secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The secured credit facility consisted of a $236,000 term loan, a $150,000 vessel acquisition facility and a $15,000 working capital facility.  DHT Maritime is the borrower under the secured credit facility and our vessel-owning subsidiaries are the sole guarantors of its performance thereunder.

DHT Maritime borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the Initial Vessels that were acquired from OSG.  On November 29, 2007, DHT Maritime amended the secured credit facility to increase the total commitment thereunder by $19,000 to $420,000.  Under the terms of the secured credit facility, the previous $15,000 working capital facility and $150,000 vessel acquisition facility were canceled and replaced with a new $184,000 vessel acquisition facility, which was used to fund the entire purchase price of the two Suezmaxes tankers, the Overseas Newcastle and the Overseas London.  Following delivery of the Overseas London on January 28, 2008 the acquisition facility was fully drawn.

Borrowings under the initial $236,000 term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%.  Borrowings under the vessel acquisition portion of the secured credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%.  To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of our term loan at 5.60%.  Such swap agreement expired on October 18, 2010.  On October 16, 2007, we fixed the interest rate for five years on $100,000 of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92,700 effective as of December 4, 2007 and a further $7,300 effective as of January 18, 2008.

Following the above-mentioned increase, the secured credit facility was repayable with one initial installment of $75,000 in 2008, and commencing on January 18, 2011 the balance of the secured credit facility was repayable with 27 quarterly installments of $9,075.  A final payment of $99,975 was payable with the last quarterly installment.  The initial installment of $75,000 was repaid in October 2008.  In June 2009 and February 2010, respectively, DHT Maritime repaid a further $50,000 and $28,000 under the secured credit facility.  Following these repayments, the secured credit facility is repayable with one installment of $259 on July 18, 2012, two quarterly installments of $4,037 from October 18, 2012 to January 18, 2013, one installment of $4,416 on April 18, 2013, sixteen quarterly installments of $9,075 from July 18, 2013 to April 18, 2017 and a final payment of $108,050 on July 18, 2017.

Security

The secured credit facility provides that borrowings thereunder are secured by the following:

●	a first priority mortgage on each of the vessels that DHT Maritime or any of its subsidiaries have agreed to purchase and any additional vessels that DHT Maritime or any of its subsidiaries acquire;

●
an assignment of charter hire guarantees and earnings from, and insurances on, each of the vessels that DHT Maritime or any of its subsidiaries have agreed to purchase and any additional vessels that DHT Maritime or any of its subsidiaries acquire;

●	a pledge of the balances in certain bank accounts which DHT Maritime and its subsidiaries have agreed to keep with RBS; and

●	an unconditional and irrevocable guarantee by each of DHT Maritime’s vessel-owning subsidiaries.

The Secured Loan Facility Agreement provides that in the event of either the sale or total loss of a vessel, DHT Maritime and its subsidiaries must prepay an amount under the secured credit facility proportionate to the market value of the sold or lost vessel compared with the total market value of all of DHT Maritime’s and its subsidiaries’ vessels before such sale or loss together with accrued interest on the amount prepaid and, if such prepayment occurs on a date other than an interest payment date, any interest breakage costs.

Covenants

The Secured Loan Facility Agreement contains restrictive covenants that prohibit DHT Maritime and each of its subsidiaries from, among other things:

●	incurring additional indebtedness without the prior consent of the lenders;

●	permitting liens on assets;

●	merging or consolidating with other entities or transferring all or substantially all of their assets to another person;

●
paying dividends if the charter-free market value of the vessels that secure their obligations under the secured credit facility is less than 135% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any interest rates swaps that they enter, if there is a continuing default under the secured credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

●	changing the technical manager of vessels owned by DHT Maritime and its subsidiaries without the prior consent of the lenders;

●	making certain loans, advances or investments; entering into certain material transactions with affiliated parties;

●	entering into certain types of charters, including bareboat charters and time charters or consecutive voyage charters of greater than 13 months (excluding our charters with OSG’s subsidiaries);

●	de-activating any of the vessels or allowing work to be done on any vessel in an aggregate amount greater than $2,000 without first obtaining a lien waiver;

●	making non-ordinary course acquisitions or entering into a new line of business or establishing a place of business in the United States or any of its territories; and

●	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements.

The Secured Loan Facility Agreement also contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility is less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference shall be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers.

Events of Default

Each of the following events, among others, with respect to DHT Maritime or any of its subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the Secured Loan Facility Agreement:

●	non-payment of amounts due under the secured credit facility;

●	breach of the covenants;

●	misrepresentation;

●	cross-defaults to other indebtedness in excess of $2,000;

●	materially adverse judgments or orders;

●	event of insolvency or bankruptcy;

●	acceleration of any material amounts that DHT Maritime or any of its subsidiaries is obligated to pay;

●	breach of a time charter or a charter hire guaranty in connection with any of the vessels;

●	default under any collateral documentation or any swap transaction;

●	cessation of operations;

●	unlawfulness or repudiation;

●	if, in the reasonable determination of the lender, it becomes impossible or unlawful for DHT Maritime or any of its subsidiaries to comply with their obligations under the loan documents; and

●	if any event occurs that, in the reasonable opinion of the lender, has a material adverse effect on DHT Maritime and its subsidiaries’ operations, assets or business, taken as a whole.

The Secured Loan Facility Agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the secured credit facility be repaid immediately and terminate DHT Maritime’s and its subsidiaries’ ability to borrow under the secured credit facility and foreclose on the mortgages over the vessels and the related collateral.

Item 2:	Controls and Procedures

A.	Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2010 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

B.	Management’s Annual Report on Internal Control over Reporting

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Maritime, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or  “COSO”.  Based on our assessment, management has determined that the Company’s internal controls over financial reporting were effective as of December 31, 2010 based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears in Item 3.

D.	Changes in Internal Control over Reporting

There were no significant changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed above that occurred during the fiscal year ended December 31, 2010 that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.  As a result, no corrective actions were taken.

Item 3:	DHT Holdings, Inc. Consolidated Financial Statements as of December 31, 2010 and December 31, 2009 and for the Years Ended December 31, 2010, December 31, 2009 and December 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DHT Holdings, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DHT Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, DHT Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated January 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2010	2009

ASSETS
Current assets
Cash and cash equivalents	8,9	58,569	72,664
Accrued charter hire		464	-
Prepaid expenses		2,713	3,287
Total current assets		61,746	75,951

Vessels	6	412,744	441,036
Other assets		21	-
Other long term receivables		844	984
Deposit for vessel acquisition	6,16	5,500	-
Total assets		480,855	517,971

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	7	4,449	6,250
Derivative financial instruments	8	3,065	11,779
Deferred shipping revenues	4	8,088	7,898
Total current liabilities		15,602	25,927

Non-current liabilities
Long term debt	8,9	265,231	293,041
Derivative financial instruments	8	3,224	6,646
Other long term liabilities		457	433
Total non-current liabilities		268,912	300,120

Stockholders’ equity
Common stock	10	487	487
Paid-in additional capital		240,537	239,624
Retained earnings/(deficit)		(42,188)	(33,824)
Other components of equity		(2,495)	(14,363)

Total stockholders’ equity		196,341	191,924
Total liabilities and stockholders’ equity		480,855	517,971

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands, except share and per share amounts)	Note	2010	2009	2008
Shipping revenues	3,4	$89,681	$102,576	$114,603

Operating expenses
Vessel expenses		30,221	30,034	21,409
Depreciation and amortization	6	28,392	26,762	25,948
General and administrative	11,12	7,869	4,588	4,766
Total operating expenses		66,482	61,384	52,123

Income from vessel operations		23,199	41,192	62,480

Interest income		131	298	1,572
Interest expense	8	(13,478)	(18,130)	(21,904)
Fair value gain/(loss) on derivative financial instruments	8	268	(4,062)	-
Other financial expense	8	(3,710)	(2,452)	-
Profit before tax		6,410	16,846	42,148
Income tax expense	14	33	-	-
Net income / Profit for the year		$6,377	$16,846	$42,148
Attributable to the owners of parent		$6,377	$16,846	$42,148

Basic net income per share		$0.13	$0.36	$1.17
Diluted net income per share		$0.13	$0.36	$1.17

Weighted average number of shares (basic)	5	48,776,270	46,321,404	36,055,422
Weighted average number of shares (diluted)	5	48,779,606	46,321,404	36,055,422

DHT Holdings, Inc.
Statement of Comprehensive Income

Profit for the year		$6,377	$16,846	$42,148
Other comprehensive income:
Reclassification adjustment from previous cash flow hedges	8	11,868	12,055	(16,200)

Total comprehensive income for the period		18,245	28,901	25,948

Attributable to owners of the parent		$18,245	$28,901	$25,948

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

(Dollars in thousands)		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	equity
Balance at January 1, 2008		30,030,811	$300	$108,760	$(26,967)	$(10,218)	$71,875
Total comprehensive income					42,148	(16,200)	25,948
Cash dividends declared and paid					(41,902)		(41,902)
Issue of Common stock		9,200,000	92	91,334			91,426
Compensation related to options and stock	11	7,996		476			476
Balance at December 31, 2008		39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823

(Dollars in thousands)		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	equity
Balance at January 1, 2009		39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income					16,846	12,055	28,901
Cash dividends declared and paid					(23,949)		(23,949)
Issue of Common stock		9,408,481	95	38,305			38,400
Compensation related to options and stock	11	28,609		749			749
Issue of restricted stock awards							-
Balance at December 31, 2009		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924

(Dollars in thousands)		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	equity
Balance at January 1, 2010		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income					6,377	11,868	18,245
Cash dividends declared and paid					(14,741)		(14,741)
Issue of Common stock							-
Compensation related to options and stock	11	86,358		913			913
Issue of restricted stock awards		159,706					-
Balance at December 31, 2010		48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341

Transaction costs on stock issues:
The amount recognized as additional paid-in capital in 2009 is after the deduction of share issue cost of $207 and issuance cost of $344 in 2008.

Cash flow hedging reserves

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on fair value of hedging instruments entered into for cash flow hedges.  The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands)	Note	2010	2009	2008

Cash Flows from Operating Activities:
Net income		$6,377	$16,846	$42,148
Items included in net income not affecting cash flows:
Depreciation and amortization	6	28,391	26,762	25,948
Amortization related to interest and swap expense	8	(78)	4,251	189
Deferred compensation related to options and restricted stock	11	913	749	476
Changes in operating assets and liabilities:
Receivables	8	-	8,791	(7,244)
Prepaid expenses		250	(3,121)	525
Accounts payable, accrued expenses and deferred revenue	7	(1,587)	326	2,840
Net cash provided by operating activities		34,266	54,604	64,882

Cash flows from Investing Activities:
Decrease/(Increase) in vessel acquisition deposit	6,16	(5,500)	-	-
Investment in vessels	6	(99)	(5,411)	(81,185)
Investment in fixtures and fittings	6	(21)	-	-
Net cash used in investing activities		(5,620)	(5,411)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	10	-	38,400	91,426
Issuance of long-term debt, net of acquisition costs				90,300
Cash dividends paid	10	(14,741)	(23,949)	(41,902)
Deferred offering costs				134
Repayment of long-term debt	8,9	(28,000)	(50,000)	(75,000)
Net cash provided by/ (used in) financing activities		(42,741)	(35,549)	64,958

Net increase/(decrease) in cash and cash equivalents		(14,095)	13,644	48,655
Cash and cash equivalents at beginning of period		72,664	59,020	10,365
Cash and cash equivalents at end of period	8,9	$58,569	$72,664	$59,020

Specification of items included in operating activities:
Interest paid		15,348	18,303	20,750
Interest received		137	303	1,565

Notes to the consolidated financial statements for year ended December 31, 2010

Note 1 - General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a limited liability company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, DHT Maritime, Inc. completed its initial public offering. During the first half of 2007, OSG sold all of its common stock of the Company.  As further described in note 15, as part of the corporate reorganization, a newly incorporated holding company, DHT Holdings, Inc., became the publicly held parent of DHT Maritime on March 1, 2010.  Since DHT Holdings, Inc. did not meet the definition of a business, it was accounted for as a continuation of the existing DHT Maritime group using the pooling of interest method.

The Company has directly and indirectly 100% ownership in 11 Marshall Islands subsidiaries, of which 10 are vessel owning companies (the “Vessel Subsidiaries”), and one Norwegian subsidiary. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2010 our fleet consisted of three very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt. Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure.

Note 2 - Significant accounting principles

Basis of preparation

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The principal accounting policies are set out below.

Statement of compliance

The DHT Holdings, Inc. consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis of consolidation

The consolidated financial statements comprise the financial statement of DHT Holdings, Inc and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed during the year are included in the consolidated financial statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated upon consolidation.

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

The purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. These provisional estimates are finalised within 12 months of the acquisition date with adjustments being recorded against goodwill.

Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

If the fair value attributable to the Company’s share of the identifiable net assets exceeds the fair value of the consideration, the Company reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. Any additional assets or liabilities that are identified in that review are recognized. If excess over fair value of the consideration remains after reassessment, the Company recognizes the resulting gain in the Statement of Comprehensive Income on the acquisition date.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Transaction costs related to business combinations are expensed. Transaction costs include costs related to the transaction, such as corporate advisors’ fees, legal fees, due diligence fees, stamp duties, and accounting services.

Acquisitions made by the Company which do not qualify as a business combination under IFRS 3 “Business Combinations”, are accounted for as asset acquisitions.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents are recorded at their nominal amount on the balance sheet.

Vessels

Vessels are stated at historical cost, less subsequent depreciation and impairment, if any. For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of these vessels. Depreciation is calculated on a straight-line basis over the useful life of the vessels, taking residual values into consideration, and adjusted for impairment charges, if any.

The estimated useful lives, and residual values are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

Each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component’s useful life.

Docking and survey expenditure

Ordinary repairs and maintenance costs are charged to the income statement in the period which they are incurred. The cost of periodic scheduled maintenance of vessels (special and intermediate surveys) is capitalized and depreciated over the estimated useful life until next docking or survey.

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. Normally this will cause each vessel to be tested separately, however impairment test can be performed on a fleet wide basis for example when the vessels are dependent on profit sharing on a fleet wide basis. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Such impairment is recognized in the income statement. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company assesses at each reporting date if there is any indication that an impairment recognized in a prior period may no longer exist or may have decreased.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined, had no impairment loss been recognized in prior years.  Such reversals are recognized in the income statement.

Leases

The determination of whether an arrangement is, or contain a lease, is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset. Time charters and bareboat charter arrangements are assessed to involve lease arrangements.  Leases in which a significant portion of the risks and rewards of the ownership are retained by the lessor are classified as operating lease. The charter arrangements whereby the Company’s vessels are leased are treated as operating leases. Payments made under operating leases are further described in the paragraph discussing revenue.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight line basis over the rental periods of such charters. Revenue is recognized from delivery of the vessel to the charterer, until the end of the lease term.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formula used to allocate net pool revenues to participants is on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.

Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of all of the time charters and one of the bareboat charters that the Company has entered into with subsidiaries of OSG with respect to its Vessels, the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” (FVTPL) or “other financial liabilities”. The FVTPL category comprises the Company’s derivatives. Other financial liabilities of the Company are classified as “other financial liabilities”.

a)	Other financial liabilities

Other financial liabilities, including debt, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

b)	Derivatives

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate. The swaps have been designated and have qualified as cash flow hedges until December 31, 2008. The Company applied hedge accounting until December 31, 2008. From January 1, 2009 the Company has discontinued hedge accounting prospectively.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss immediately.

When a derivative is an effective hedge instrument, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

As of January 1, 2009, when the Company discontinued hedge accounting prospectively, the unrealized gains and losses on the derivative instruments recognized in comprehensive income remains in comprehensive income until the hedged forecast transaction occurs.

Fair Value Measurement

The fair value of financial instruments that are actively traded in organized markets is determined by reference to quoted marked bid prices. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flows analysis or other valuation models.  With regards to interest rate swaps, fair value measurement is based on current market interest rates and term to maturity.

Financial assets – receivables

Trade receivables are measured at amortised cost using the effective interest rate method, less any impairment. Normally the interest element could be neglected due to the fact that the receivables are short term. The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts.  The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information.

Derecognition of financial assets and financial liabilities

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire; or it transfers the financial asset and substantially all risks and reward of ownership of the asset to another entity.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

Foreign currency

The functional currency of the Company, DHT Maritime and each of the Vessel Subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

Balance Sheet Classification

Current assets and short-term liabilities include items due less than one year from the balance sheet date, and items related to the operating cycle, if longer, and those primarily held for trading.  The current portion of long-term debt is included as current liabilities.  Other assets than those described above are classified as non-current assets.

Where the Company holds a derivative as an economic hedge (even if hedge accounting is not applied) for a period beyond 12 months after the balance sheet date, the derivative is classified as non-current (or separated into current and non-current).

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also related if they are subject to common control or common significant influence.  Key management personnel of the Company are also related parties. All transactions between the related parties are recorded at estimated market value.

Taxes

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated.

The Norwegian management company is subject to taxation in Norway. Income tax expense represents the sum of the taxes currently payable and deferred tax. Taxes payable are provided based on taxable profits at the current tax rate. Deferred taxes are recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock, that is subject to vesting conditions. Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.

Pension

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Actuarial gains and losses that exceed 10 per cent of the greater of the present value of the company’s defined benefit obligation and the fair value of plan assets as at the end of the prior year are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Segment information

The Company has only one operating segment, and consequently does not provide segment information, except for the entity wide disclosures required.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Areas where significant estimates have been applied are:

●
Depreciation: As described above, the Company reviews estimated useful lifes and residual values each year. Estimates may change due to technological development, competition and environmental and legal requirements. In addition residual value may vary due to changes in market prices on scrap.

●
Drydock period: the vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

●
Impairment testing of Vessels: Impairment occurs when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. The recoverable amount is highly sensitive to the assumptions made for the discount rate used to discount future cash flows as well as the underlying assumptions for estimated future net cash flows.

●	Stock based compensation: Expenditures related to stock based compensation is sensitive to assumptions used in calculation of fair value.

Use of judgement

In the process of applying the Company’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the financial statements;

Impairment

The company has determined that the fleet of vessels operating on time charters with OSG as one Cash Generating Unit (CGU) as all seven vessels are on charter to the same customer, all seven charters were negotiated together and all seven vessels have profit sharing on a fleet wide basis.

Changes in accounting policy and disclosure

(a) New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the group (although they may affect the accounting for future transactions and events)

●
IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The adoption of the standard did not have any effect on the financial statements.

●
IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) has had no impact on the current period.

●	IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective on or after 1 July 2009).

●	IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after 1 July 2009.

●	IFRIC 9, ‘Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement’, effective 1 July 2009.

●	IFRIC 16, ‘Hedges of a net investment in a foreign operation’ effective 1 July 2009.

●	IAS 1 (amendment), ‘Presentation of financial statements’.

●	IAS 36 (amendment), ‘Impairment of assets’, effective 1 January 2010.

●	IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’, effective from 1 January 2010.

●	IFRS 5 (amendment), ‘Non-current assets held for sale and discontinued operations’.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2010 and not early adopted

●
IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Company has not yet assessed the impact of IFRS 9’s.

●
Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. It is not expected to have any impact on the group’s financial statements.

●
Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. It is not expected to have any impact on the group’s financial statements.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective 1 July 2010. It is not expected to have any impact on the group’s financial statements.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’. It is not expected to have any impact on the group’s financial statements.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only and the vessels that are chartered to OSG are chartered to companies incorporated in the Marshall Islands.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2010, all of the Company’s Vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc (“OSG”) pursuant to either time charters or bareboat charters. The charters’ payments to the Company under these charters are the only source of revenue. Seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

Note 4 - Charter arrangements

The following summarises the material terms of the Company’s charters.
Each of the Initial Vessels is subject to time charter agreements with OSG. Each time charter may be renewed by the charterer on one or more successive occasions. The Suezmax vessels, Overseas Newcastle and Overseas London are bareboat chartered to OSG. Detail is provided below:

Time charters:

Charter periods:

Vessel	Expiry after Extension *	Maximum Remaining Extension term
Overseas Ann	April 16, 2013	7 years
Overseas Chris	October 16, 2012	7 years
Overseas Regal	April 16, 2012	5 years
Overseas Cathy	January 16, 2013	7 years
Overseas Sophie	July 16, 2012	7 years
Overseas Rebecca	April 16, 2012	3.5 years
Overseas Ania	April 16, 2012	3.5 years

*On November 26, 2008, DHT entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For the Overseas Rebecca and the Overseas Ania, the charters were extended for 18 months after the initial charter periods expired in October 2010 at the basic charter rate.  With regards to the remaining five vessels, the charters were extended for 12 months after the initial charter periods expire between April 2011 and April 2012, with the charter hire rate for the declared extension periods being either the basic charter rate stipulated in the applicable charter  (see table below) or, if the one-year time charter rate is lower, a rate which is no more than $5,000 per day below the basic charter rate stipulated in the charters.

Basic hire rates (not expressed in thousands):

Charter year ending	Overseas Ann, Overseas Chris, Overseas Regal	Overseas Cathy, Overseas Sophie	Overseas Rebecca, Overseas Ania
Oct. 17, 2009	$37,600/day	$24,900/day	$18,900/day
Oct. 17, 2010	$37,800/day	$25,100/day	$19,100/day
Oct. 17, 2011	$38,100/day	$25,400/day	$19,400/day
Oct. 17, 2012	$38,500/day	$25,700/day	$19,700/day
Oct. 17, 2013	$38,800/day	$26,000/day	-

The charterers are not obligated to pay the Company charters hire for off hire days that include days vessel is unable to be in service due to, among other things, repairs or drydockings.

Bareboat charters:

Vessel	Expiry	Charter rate
Overseas Newcastle (1)	Dec 4, 2014	$26,300/day until Dec 4, 2010, $25,300 thereafter

Overseas London (2)	Jan 28, 2018	$26,600/day

(1) OSG has the right to acquire the vessel at the end of charter term.
(2) OSG has the right to acquire the vessel at the end of the eight, ninth and tenth year of  the charter term.  If the market value of the vessel is higher than the purchase price on the date of acquisition, OSG and DHT to share excess of market value above purchase price 60% to OSG and 40% to DHT.

Additional hire:

In addition to the basic hire, the charter arrangements provide certain profit sharing arrangements for additional hire for all vessels except the Overseas London. The amount of additional hire, if any, depends upon several factors such as whether or not the vessel operates in a pool. The amount of additional hire in 2010 was zero (2009: $12,079) (2008: $24,822).

Future charter payments:

The future revenues expected to be received from the time charters and bareboat charters for the Company’s nine Vessels and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

(Dollars in thousands)
Year	Amount	Revenue days
2011	$88,168	3,177
2012	57,781	2,133
2013	22,988	851
2014	18,268	703
2015	9,720	365
Thereafter	20,212	759
Net charter payments:	$217,137	7,988

Future charter payments do not include any additional hire from the profit sharing component of the charter agreements. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred shipping revenues:

Relates mainly to next month charter hire payment paid in advance, amounting $7,932 and $7,898 in 2010 and 2009,  respectively.

Concentration of risk:

All of the Company’s vessels are chartered to OSG, and consequently OSG is the only source of trade receivables. Due to this fact the concentration of risk related to trade receivables is substantial, however, the Company believes that the risk can be adequately monitored as OSG is a publicly traded company with credit ratings from Standard & Poors and Moody’s.

Note 5 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

(Dollars in thousands)	2010	2009	2008
Net Income for the period used for the EPS calculations	$6,377	$16,846	$42,148

Basic earnings per share:
Weighted average shares outstanding, basic	48,776,270	46,321,404	36,055,422

Diluted earnings per share:
Weighted average shares outstanding, basic	48,776,270	46,321,404	36,055,422
Dilutive equity award*	3,336	-	-
Weighted average shares outstanding, dilutive	48,779,606	46,321,404	36,055,422

*The dilutive effect of 3,336 shares in 2010 is based on a total of 524,643 restricted shares as of December 31, 2010.  In addition, a total of 168,522 restricted shares and options are not included because they have an anti-dilutive effect.

Note 6 - Vessels and subsidiaries

The Vessels are owned by nine 100% owned Marshall Islands subsidiaries of DHT Maritime, Inc. which is 100% owned by the Company (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has one Norwegian subsidiary which performs management services for the Company. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309,966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164,626	Marshall Islands	2001
London Tanker Corporation	Overseas London	152,923	Marshall Islands	2000
Cathy Tanker Corporation	Overseas Cathy	111,928	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94,873	Marshall Islands	1994

On December 8, 2010, DHT entered into an agreement to acquire a 1999 built VLCC for $55,000 to be named DHT Phoenix.  The vessel is expected to be delivered in the first quarter of 2011 and DHT has paid a deposit in an amount of $5,500.  The vessel will be owned by a 100% owned Marshall Islands subsidiary of DHT Holdings, Inc., DHT Phoenix, Inc., a company incorporated on December 8, 2010.  See also note 16.

Cost of Vessels		Depreciation and impairment
At January 1, 2008	$435,667	At January 1, 2008	37,662
Additions	90,330	Depreciation expense	25,948
Disposals	-	Impairment	-
At December 31, 2008	525,997	At December 31, 2008	63,610
Additions	5,411	Depreciation expense	26,762
Disposals	-	Impairment	-
At December 31, 2009	531,408	At December 31, 2009	90,372
Additions	99	Depreciation expense	28,392
Disposals	-	Impairment	-
At December 31, 2010	531,507	At December 31, 2010	118,764

Carrying amount
At December 31, 2008	$462,387
At December 31, 2009	441,036
At December 31, 2010	412,744

Depreciation period:

The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining useful life at the date of acquisition from OSG. The Overseas Newcastle and the Overseas London are being depreciated over a period of 18 years. Total estimated life for the Vessels is 25 years.
Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $177 per ton (not expressed in thousands).

Impairment:

During the year, the Company carried out a review of the recoverable amount of its vessels. The review did not lead to recognition of any impairment. The pre-tax nominal discount rate used when calculating value in use was 8.43% per annum. The company has determined that the fleet of vessels operating on time charters with OSG are one Cash Generating Unit (CGU) since cash flows generated are dependent upon the profit sharing on a fleet wide basis.

Drydock expenditures:

Drydock expenditures incurred after January 16, 2009 when each of the Vessel Subsidiaries entered into the new technical management agreements have been recognized as an asset when the recognition criteria were met.

Pledged assets:

The Vessels have been pledged as collateral under the secured credit agreement with The Royal Bank of Scotland.

Technical Management Agreements:

On October 18, 2005, each of the Vessel Subsidiaries entered into technical management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its Initial Vessels in exchange for a fixed fee for each vessel. As part of the ship management agreements, OSG was responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings, stores and supplies and lubricating oils. Effective as of January 16, 2009, Tanker Management exercised its right to cancel the technical management agreements. Effective as of the same date, each of the Vessel Subsidiaries entered into new technical management agreements with Tanker Management according to which each of the Vessel Subsidiaries will pay fees based upon the actual costs incurred related to the technical management of the Initial Vessels.

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2010	2009
Accrued interest	$1,207	$3,382
Insurance	-	120
Accounts payable	123	280
Other	3,119	2,468
Total	$4,449	$6,250

Note 8 - Financial instruments

(Dollars in thousands)
Classes of financial instruments

	Carrying amount
Financial assets	2010	2009
Trade and other receivables	$-	$-
Cash and short term deposits*	58,569	72,664
Total	$58,569	$72,664

*Includes $68 and $41 in restricted cash in 2010 and 2009, respectively, related to employee tax withholding.  Cash and short term deposits for 2010 does not include deposit of $5,500 related to acquisition of DHT Phoenix.  See note 16.

Financial liabilities

Derivative financial instruments, current	$3,065	$11,779

Derivative financial instruments, non-current	3,224	6,646
Long term debt	265,230	293,041
Total Non-Current financial liabilities	$268,454	$299,687

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the carrying amount for all financial assets and liabilities. The long term debt is floating rate debt and the credit risk is considered immaterial, consequently it is assumed no material deviation from fair value.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2010	2009	2010	2009
Swap pays 5.6%, receive floating	Oct. 18, 2010	$ -	$ 194,000	$ -	$ (8,540)
Swap pays 5.95%, receive floating	Jan. 18, 2013	65,000	100,000	(6,289)	(9,885)
Carrying amount				$ (6,289)	$ (18,425)

The Company discontinued hedge accounting prospectively from January 1, 2009. The cumulative loss on interest rate swaps recorded as hedge accounting that has been recognized in other comprehensive income, remains separately in equity until the forecasted transactions occur or is no longer expected to occur. In line with quarterly payments of interest, a part of the remaining equity element is reclassified through profit and loss. In 2010 an expense of $ 11,868 (2009; $12,055) was reclassified from other comprehensive income through profit and loss, of which $3,710 (2009; $2,452) related to the early termination of interest swaps. The income tax effect was zero for all periods. Remaining cumulative loss as of December 31, 2010 of $2,495 (2009: $14,363) will be reclassified from other comprehensive income to profit and loss in line with future quarterly interest payments until the swap has expired or is terminated.

Long term debt

		Carrying amount
Interest	Remaining notional	2010	2009
Tranche 1 LIBOR + 0.70%	$186,000	$185,462	$193,367
Tranche 2 LIBOR + 0.85%	80,000	79,768	99,674
Total carrying amount	$266,000	$265,230	$293,041

Both tranches are under the same secured credit facility between DHT Maritime, Inc. and RBS. Interest is payable quarterly in arrears.

The credit facility is principally secured by the first priority mortgages on the Vessels, assignments of earnings, insurances and DHT Maritime, Inc’s rights under the charters for the Vessels as well as the ship management agreements, and a pledge of DHT Maritime, Inc’s bank account balances with RBS.

The credit facility provides that DHT Maritime, Inc. may not pay dividends 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a default or breach of a loan covenant.

The credit facility agreement also contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure the obligations under the credit facility be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps.

Hedge accounting

Hedge accounting for the year ending December 31, 2010:

The Company discontinued hedge accounting prospectively from January 1, 2009. Since the forecasted transactions that have been hedged are still expected to occur (i.e. interest payments), the cumulative loss on the hedging instrument as of December 31, 2008 remained in other comprehensive income and are reversed and recognized as interest expense as the associated interest payments occur. As of December 31, 2010, the remaining amount of the cumulative loss is $2,495 (2009: $14,363).  In 2008 the Company applied hedge accounting, and a loss of $16,200 was recorded in other comprehensive income.

Note 9 - Financial risk management, objectives and policies

Financial risk management

The Company’s principal financial liabilities consist of long-term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk are debt, deposits and derivative financial instruments.

a) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has entered into interest rate swaps which currently covers part of the long-term debt, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt. For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

●	2010: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

o	profit for the year ended 31 December 2010 would decrease/increase by $608.
o	other equity reserves would not be effected.

●	2009: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

o	profit for the year ended 31 December 2009 would decrease/increase by $857.
o	other equity reserves would not be effected.

●	2008: Under the condition of hedge accounting, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company's:

o	profit for the year ended 31 December 2008 would have been unchanged provided that the hedge is 100% effective.
o	other equity reserves would decrease/increase by $4,181.

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all income and all vessel operating expenses are in US Dollars. Consequently no sensitivity analysis is prepared.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Credit risks related to receivables: All of the Company’s Vessels are chartered to wholly-owned subsidiaries of OSG, and is the only source of trade receivables. OSG guarantees the subsidiaries’payments under the charter agreements. The concentration of credit risk is substantial, however due to this fact the Company is able to monitor this risk well. OSG’s credit rating from Standard & Poors’ and Moody’s is B and Ba3, respectively.

Credit risk related to cash and cash equivalents: The Company seeks to diversify credit risks on cash by holding cash in two financial institutions, RBS and Nordea.  The Company’s counterparty for its interest rate swap is RBS.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2010	2009
Cash and cash equivalents	$58,569	$72,664
Voyage receivables	-	-
Maximum credit exposure	$58,569	$72,664

Liquidity risk

The Company monitors its risk to a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire and vessel operating expenses.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2010 (and spot rate at December 31, 2009 for comparatives) is used as a basis for preparation.

Year ended December 31, 2010
(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans*	$703	$2,085	$113,164	$164,916	$280,868
Interest rate swaps	925	2,745	4,606	-	8,276
	$1,628	$4,831	$117,770	$164,916	$289,144

Year ended December 31, 2009
(Dollars in thousands)
	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans*	$739	$2,218	$143,626	$164,790	$311,373
Interest rate swaps	4,619	13,705	12,851	-	31,175
	$5,358	$15,923	$156,477	$164,790	$342,548

* LIBOR + basis points disclosed in note 8.

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a strong capital structure in order to support its business. The Company evaluates its capital structure in light of current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Company is of the view that it met its capital management objectives during 2010.

The Company is within its financial covenants stipulated in the credit agreement between DHT Maritime, Inc. and RBS. The credit agreement contains a financial covenant requiring that all times charter-free market value of the vessels that secure the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that DHT Maritime, Inc. enters. As part of its capital management, the Company evaluates the charter-free market value of its vessels relative to its obligations under the credit agreement. Also, the credit facility provides that DHT Maritime, Inc. may not pay dividends to its parent DHT Holdings, Inc. 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a default or breach of a loan covenant.  DHT Holdings, Inc.’s ability to pay dividends is not restricted by the financial covenants stipulated in the credit agreement between DHT Maritime, Inc. and RBS.

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:
	Common stock	Preference stock
Issued at December 31, 2009	48,675,897	0
Shares issued in 2010	246,064	0
Issued at December 31, 2010	48,921,961	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2010	100,000,000	1,000,000

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:

Terms and rights of Preference shares will be established by the board if or when such shares are issued.

Dividend payment:

Dividend payment 2010:

Payment date:	Total payment	Per share
June 8, 2010	$4.9 million	$0.10
September 17, 2010	4.9 million	0.10
November 22, 2010	4.9 million	0.10
Total payment in 2010:	$14.7 million	$0.30

Dividend payment 2009:

Payment date:	Total payment	Per share
March 5, 2009	$11.8 million	$0.30
June 16, 2009	12.2 million	0.25
Total payment in 2009:	$24.0 million	$0.55

Dividend payment 2008:

Payment date:	Total payment	Per share
March 11, 2008	$10.5 million	$0.35
June 11, 2008	9.8 million	0.25
September 24, 2008	9.8 million	0.25
December 11, 2008	11.8 million	0.30
Total payment in 2008:	$41.9 million	$1.15

Note 11 - General & Administrative Expenses

General and Administrative Expenses:
	2010	2009	2008
Compensation of Executives and Directors	3,848	2,764	2,957
Office and Administrative Expenses	1,417	926	1,312
Audit, Legal and Consultancy	2,603	897	496
Total General and Administrative Expenses	7,869	4,588	4,766

Stock Compensation:

The Company has an Incentive Compensation Plan (“Plan”) for the benefit of Directors and senior management. Different awards may be granted under this Plan, including stock options, restricted shares / restricted stock units and cash incentive awards.

Stock Options:

The exercise price for options cannot be less than the fair market value of a common stock on the date of grant. Subject to any applicable award agreement, options shall vest and become exercisable on each of the first three anniversaries of the date of grant.

Restricted shares and restricted stock units (RSUs):

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions:

Awards issued vest subject to continued employment/office. For some of the awards there is an additional vesting condition requiring certain market conditions to be met. The market condition requires a minimum total shareholders return over the vesting period and is set at the grant date.

The Plan may allow for different criteria for new grants.

Stock compensation series:
	Number of shares/options	Vesting Period	Fair value at grant date
(1) Granted Oct 2005, restricted shares	6,250	4 years	12.00
(2) Granted Oct 2005, stock options *	69,446	3 years	12.00
(3) Granted May 2006, restricted shares	3,000	5 months	12.79
(4) Granted Nov 2006, restricted shares	35,239	1-2,5 years	13.79
(5) Granted May 2007, restricted shares	40,255	1-3 years	15.99
(6) Granted May 2008, restricted shares	66,684	1-3 years	10.60
(7) Granted May 2009, restricted shares	220,744	1-3 years	4.26
(8) Granted May 2010, restricted shares	127,319	1-3 years	4.36
(9) Granted Sept. 2010, restricted shares	300,000	1-3 years	3.95

* The stock options in item (2) above expires 10 years from grant date. Exercise price is $12.00. All stock options in item 2 above could be exercised at December 31, 2009 and 2010. No other restricted stock had vested as of December 31, 2010.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options
Outstanding at Jan 1, 2008	66,885	23,148
Granted	66,684	-
Exercised/ Vested	(8,644)	-
Forfeited	-	-
Outstanding at Dec 31, 2008	124,925	23,148

Granted	220,742	-
Exercised/ Vested	14,490	-
Forfeited	17,330	-
Outstanding at Dec 31, 2009	313,847	23,148

Granted	427,319	-
Exercised/ Vested	165,656	-
Forfeited	50,867	-
Outstanding at Dec 31, 2010	524,643	23,148

	2010	2009	2008
Expense recognized from stock compensation	913	749	476

The fair value on the vesting date for shares that vested in 2010 was $4.36.  No payment was made for the vested shares by the employees and directors and is settled with shares of common stock. The weighted average contractual life for the outstanding stock compensation series was 2.36 years as of December 31, 2010.

Valuation of Stock Compensation:

The fair value of restricted common stock that vest based on continued employment/office only are considered to be equal to the fair market value of common stock at the grant date. For restricted stock granted in May 2010 and May 2009 that vest due to both continued employment and market conditions, the calculated fair value at grant date was valued at 62% of the fair value of the common stock using a Monte Carlo simulation. For restricted stock granted in September 2010 that vest due to both continued employment and market  conditions, the calculated fair value at grant date was 31.5% for 150,000 shares and 40% for 150,000 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 37.5%, based on historical volatility.

Compensation of Executives and Directors:

Remuneration of Executives and Directors as a group:
(Dollars in thousands)	2010	2009	2008
Cash Compensation	$2,853	$2,015	$2,481
Pension cost	82	-	-
Share compensation	913	749	476
Total remuneration	$3,848	$2,764	$2,957

Shares held by Executives and Directors:
	2010	2009	2008
Executives and Directors as a group*	1,207,086	396,364	172,173

*Includes 524,643 (2009: 312,289, 2008: 124,925) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested.

There are no post-employment benefits.

Note 12 - Related parties

Transactions between the Company and its subsidiaries, which are related parties to the Company, have been eliminated on consolidation and are not disclosed in this note.

On March 11, 2010, the Company announced that Ole Jacob Diesen, the CEO, would step down as CEO on March 31, 2010.  Mr. Diesen continued to work with the Company as a consultant until September 30, 2010. Total cost related to the departure of Mr. Diesen was $900 plus a total of 159,706 shares.  The Company has no further obligations towards Mr. Diesen.

From September 1, 2010, DHT Management AS, a wholly owned subsidiary of the Company, has rented the offices from Munthe & Harfjeld AS, a company owned 50% each by Svein Moxnes Harfjeld, CEO and Trygve Munthe, COO on estimated market terms. From January 1, 2011, DHT Management AS has entered into a rental contract directly with the landlord.

Note 13 - Pensions

(Dollars in thousands)

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The Company’s pension scheme satisfies the requirements of this law and comprises a closed defined benefit scheme and a contribution scheme. At the end of the year, there were 5 participants in the benefit plan and 2 in the contribution plan.

Defined benefit pension

The Company has established a funded benefit plan for qualifying employees in 2010. Under the plan the employees, from the age 65, are entitled to 70% of the base salary at retirement date. Part of the pension obligation is covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

For accounting purposes it is assumed that the pension benefits are accrued linearly. Parts of unrealised gains and losses resulting from changes in actuarial assumptions that exceed a defined corridor are distributed over the estimated remaining average vesting period. The corridor is defined as 10% of the more significant of the gross pension liability and the gross plan asset.

Calculation of this year’s pension costs:	2010
Present value of pension earnings of the year	51
Pension costs for the year	51

The amounts recognized in the statement of financial position at the reporting date are as follows:

2010
Present value of the defined benefit obligation	51
Fair value of plan assets	0
Net pension obligation	51
Unrecognized estimation deviation	0
Net balance sheet recorded pension liability December 31	51

2010
Change in gross pension obligation:
Gross obligation January 1	0
Present value of this year’s earnings	51
Interest charge on pension liabilities	0
Actuarial loss/gain	0
Payment of pensions/paid-up policies	0
Gross pension obligation December 31	51

Change in gross pension assets:

The company does not have any pension assets at year end.

Assumptions	2010
Discount rate	4.00%
Yield on pension assets	5.40%
Wage growth	4.00%
G regulation	3.75%
Pension adjustment	1.30%
Average remaining service period	17

Note 14 - Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway, and the tax effects are disclosed below.

Specification of income tax:
(Dollars in thousands)	2010	2009	2008
Income tax payable	$33	$-	$-
Change in deferred tax	1	-	-
Total income tax expense	$34	$-	$-

Specification of deferred tax liability:	31. Dec	31. Dec	31. Dec
(Dollars in thousands)	2010	2009	2008
Property, plant and equipment, deferred tax liability (28%) 1)	$1	$-	$-

1) Due to materiality, not recognized on a separate line in the statement of financial position

Reconciliation of effective tax rate:
(Dollars in thousands	2010	2009	2008
Profit before income tax	$6,411	$-	$-
-Expected income tax assessed at the tax rate for the Parent company (0%)	0	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 28% income tax	34	-	-
Total income tax expense	$34	$-	$-

The announced dividend that is disclosed in note 17, does not have any tax consequences for the Company.

Note 15 - Corporate Reorganization

On March 1, 2010, DHT Maritime, Inc. (“DHT Maritime”) effected a series of transactions (collectively, the “Holdings Dividend”) that resulted in DHT becoming the publicly held parent of DHT Maritime. In connection with the Holdings Dividend, each shareholder of DHT Maritime on March 1, 2010 received one share of DHT common stock for each share of DHT Maritime common stock held by such shareholder on such date. Following the Holdings Dividend, shares of DHT Maritime common stock no longer trade on The New York Stock Exchange (the “NYSE”). Instead, shares of common stock of DHT now trade on the NYSE under the ticker symbol “DHT”, which is the same ticker symbol of DHT Maritime.

The Holdings Dividend was effected through a series of transactions. First, the board of directors of DHT Maritime designated a new series of preferred stock, Series A Junior Participating Preferred Stock (the “Preferred Stock”), and declared a pro rata dividend of the shares of such preferred stock to the holders of DHT Maritime common stock as of March 1, 2010. In connection with such dividend, the shares of preferred stock were deposited in a trust for the benefit of the holders of DHT Maritime common stock. By virtue of its dividend, voting and other rights, this preferred stock of DHT Maritime reflects nearly all of the voting and economic value of DHT Maritime. Second, the trust contributed the shares of the preferred stock to DHT in exchange for a number of shares of DHT common stock equal to the number of shares of DHT Maritime common stock outstanding immediately prior to the Holdings Dividend. Third, the trust distributed the shares of DHT common stock to the holders of DHT Maritime common stock (the beneficiaries of the trust) on a one-for-one basis, such that each holder of DHT Maritime common stock received one share of DHT common stock for each share of DHT Maritime common stock held by such holder. As a result of the Holdings Dividend, each DHT Maritime shareholder held one share of DHT common stock for each share of DHT Maritime common stock held by such shareholder immediately prior to the Holdings Dividend. Each outstanding certificate for shares of DHT Maritime common stock became a certificate for the same number of shares of DHT common stock. As a result of the Holdings Dividend, share of DHT Maritime common stock became uncertificated.

On March 22, 2010, DHT Maritime held a special meeting at which the shareholders of DHT Maritime approved a reverse stock split of 50,000,000-for-1 of the DHT Maritime common stock. As a result of such transaction, holders of DHT Maritime common stock received cash in lieu of fractional shares.

On March 24, 2010, DHT Maritime and DHT executed a stock subscription agreement by which DHT Maritime issued one share of its common stock to DHT in exchange for 100,000 shares of the Preferred Stock.

The reorganization is accounted for using the pooling of interest method.

Note 16 - Acquisition of DHT Phoenix

On December 8, 2010, DHT entered into an agreement to acquire a 1999 built VLCC for $55,000. DHT has paid a 10% deposit of $5,500 which has been deposited in a joint escrow account between DHT and the seller of the vessel.  The vessel will be renamed DHT Phoenix and is expected to be delivered in the first quarter of 2011 at which time the full purchase price will be paid. The vessel is expected to be commercially operated in the Tankers International pool.  The Company has a commitment to pay $49,500 upon delivery of the vessel.

Note 17 - Events after the balance sheet date

Dividend

On January 13, 2011, DHT announced that it would pay a dividend of $0.10 per share on February 11, 2011 to shareholders of record as of February 4, 2011.

Approval of financial statements

The financial statements were approved by the board of directors and authorized for issue on January 31, 2011.

EXHIBIT LIST

Exhibit	Description

99.1	Consent of Ernst & Young AS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: January 31, 2011	By:	/s/	Eirik Ubøe
Eirik Ubøe
Chief Financial Officer